

Mail Stop 3030

March 21, 2016

Via E-Mail
Kevin Hershberger
Chief Financial Officer
ReWalk Robotics Ltd.
3 Hatnufa St., Floor 6
Yokneam Ilit
2069203, Israel

>   **Re: ReWalk Robotics Ltd.**
>   **Registration Statement on Form S-3**
>   **Filed February 29, 2016**
>   **File No. 333-209833**

Dear Mr. Hershberger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1.   We note your reference to a February 2016 letter on page 23 of the Form 10-K that you have incorporated by reference into this registration statement. Please provide us a copy of that letter and any related correspondence you or an affiliate received from the FDA. Also tell us when you plan to "meet and discuss the…letter with the FDA," whether a meeting time has been arranged, whether you previously had deadlines to respond to or meet with the FDA, whether you met those deadlines, and, if not, what the reasons were for the failure to meet the deadlines. If the letter was a warning letter, please revise your disclosure to say so directly and address the issue under a separately captioned risk factor. Include in the risk factor the portion of your business that would be affected if the

FDA were to disagree with your conclusion that you may continue to sell the product at issue.

Selling Shareholders, page 9

2.   Please provide the disclosure required by Rule 430B(b)(2)(iii) regarding the initial offering transaction in which the securities were sold.

Incorporation of Certain Documents by Reference, page 23

3.   Please tell us when you intend to file the information omitted from Part III of the Form 10-K that you have incorporated by reference. For guidance, see the Division of Corporation Finance's Securities Act Forms Compliance and Disclosure Interpretation 123.01 available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

                         Sincerely,

                         /s/ Russell Mancuso

                         Russell Mancuso
                         Branch Chief
                         Office of Electronics and Machinery

cc: Colin J. Diamond, Esq.
    White & Case LLP